16001801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-15 AND ENDING 31-Dec-15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Charles Jordan & Co., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 3rd Avenue- 18th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Jordan **212-688-3242**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
17

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Charles Jordan**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Charles Jordan & Co., LLC**, as of **December 31, 2015**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2018

Notary Public

Signature

Pres/CEO
Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Charles Jordan & Co., LLC

We have audited the accompanying statement of financial condition of Charles Jordan & Co., LLC, as of December 31, 2015 and the related statements of operations, changes in member equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of Charles Jordan & Co., LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of Charles Jordan & Co., LLC's financial statements. The supplemental information is the responsibility of Charles Jordan & Co., LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 17, 2016

Charles Jordan & Co., LLC
Balance Sheet
As of December 31, 2015

ASSETS

Current assets:	
Cash	$6,113
Account receivable	4,629
Prepaid expenses	2,753
Total Current Assets	$13,495
Other assets:	
Fixed asset-net	1,198
Total Assets	$14,693

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$637
Total Current Liabilities	$637
Members' Equity:	
Common units (100 units authorized and outstanding, stated value $1)	$100
Additional paid in capital	113,400
Retained deficit	(99,444)
Members' equity	14,056
Total Liabilities & Members' Equity	$14,693

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues	$65,067
Less commission charges	(21,426)
Gross margin	$43,641
General and administrative expenses:	
Salary expense	$38,295
General administration	20,601
Total general and administrative expenses	58,896
Loss before income tax provision	($15,255)
Provision for income taxes	0
Net loss	($15,255)

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net loss	($15,255)
Adjustments to net income for non-cash items:	
Depreciation expense	600
Changes in other operating assets and liabilities:	
Commissions receivable	(926)
Prepaid expenses	229
Accounts payable & accrued expenses	(3,482)
Net cash used by operations	($18,834)
Financing activities:	
Capital contributed by shareholder	$13,500
Net cash provided by financing activities	13,500
Net decrease in cash during the fiscal year	($5,334)
Cash at December 31, 2014	11,447
Cash at December 31, 2015	$6,113
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Common Units	Unit Value	Paid in Capital	Retained Deficit	Members' Equity
Balance at December 31, 2014	100	$100	$99,900	($84,189)	$15,811
Capital contributed by shareholder			13,500		13,500
Net loss for the fiscal year				(15,255)	(15,255)
Balance at December 31, 2015	100	$100	$113,400	($99,444)	$14,056

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

Charles Jordan & Co., LLC (the Company) is a privately held limited liability company formed in Delaware in December 2000 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through a clearing broker dealer.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contractual services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2015, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2012 to 2014 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Related Party Transactions

During fiscal year, the Company rented office space from a member at no cost to the Company.

5. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	($15,255)
Current tax expense:	
Federal	$0
State	0
Total	$0
Less deferred tax benefit:	
Tax loss carryforwards	7,933
Less allowance for tax recoverability	(7,933)
Provision for income taxes	$0
Deferred tax asset:	
Tax loss carry forwards	$7,933
Less valuation allowance	(7,933)
Net deferred tax asset	$0

Note: The deferred tax benefits arising from the timing differences expires in fiscal year 2035 and may not be recoverable upon the purchase of the Company under current IRS statutes.

6. Fixed Assets- Net

The following table is a summary of fixed assets.

Computer equipment	3,000
Accumulated depreciation	(1,802)
Fixed assets- net	$1,198

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Members' equity	$14,056
DEBITS:	
Non-allowable assets:	
Fixed assets	(1,198)
Prepaid expenses	(2,753)
NET CAPITAL	$10,105
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$10,105
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$5,105
AGGREGATE INDEBTEDNESS:	$637
AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.30%
Excess net capital previously reported	$5,105
Adjustments	0
Excess net capital per audited report	$5,105

Charles Jordan & Company, LLC
805 3rd Avenue- 18th Floor
New York, NY 10022

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Charles Jordan & Co., LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Charles Jordan & Co., LLC. states the following:

Charles Jordan & Co., LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Charles Jordan & Co., LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Charles Jordan
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Charles Jordan & Co., LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Charles Jordan & Co., LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Charles Jordan & Co., LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Charles Jordan & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 17, 2016